UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME nº. 10.440.482/0001-54

NIRE 35.300.567.064

NOTICE TO SHAREHOLDERS

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A., ("Company"), in line with the Material Facts disclosed on 11.16.2020, on 02 and 25.02.2021, 14.07.21, 10.08.2021 and 5.10.2021, as well as the Notice to the Market released on 15.10.21, communicates to its shareholders regarding the auction at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) for sale of 44,752 (forty-four thousand, seven hundred and fifty-two) common shares and 61,857 (sixty-one thousand, eight hundred and fifty-seven) preferred shares issued by the Company ("Getnet’s Shares ") and 15,118 (fifteen thousand, one hundred and eighteen) certificates of deposit of shares, representative of Getnet’s Shares ("Getnet’s Units"), formed by the group of fractions of Getnet’s Shares and Getnet’s Units remaining as a result of the partial spin-off of Banco Santander (Brasil) S.A., with the objective of segregating all shares issued by the Company, approved at extraordinary general meetings of both companies on 31.03.2021 ("Spin-Off").

In accordance with the procedure disclosed in the Material Fact of Banco Santander (Brasil) S.A. on 25.02.2021, the fractions of Getnet’s Shares and Getnet’s Units were separated, grouped into whole numbers and will be sold in as many auctions as necessary, the first to be held at B3 on November 18, 2021, beginning at 5:55 p.m. and ending at 6:00 p.m., subject to the extensions of B3, to the reference of the average closing price of the last 3 (three) trading sessions prior to the date of this auction.

The proceedings of the auction will be made available net of fees to the holders of fractions of the respective Getnet’s Shares and Getnet’s Units to be auctioned, in due proportions. The Company will inform its shareholders in due course about the result of the auction and the procedures and date of payment for the holders of the fractions.

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For further clarification, please contact the Investor Relations Office of the Company.

São Paulo, November 12, 2021.

Luciano Decourt Ferrari

Investors Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

We remind the shareholders of the Company of the importance of keeping their registration data up to date with the bookkeeper of the Company shares. To update your registration data, call center is available at 0800-2868484.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer